

June 20, 2024

Gerhard Ziems
Chief Financial Officer
Coronado Global Resources Inc.
Level 33, Central Plaza One
345 Queen Street
Brisbane, Australia 4000

      Re: Coronado Global Resources Inc.
          Form 10-K For the Fiscal Year Ended December 31, 2023
          Filed February 20, 2024
          File No. 000-56044

Dear Gerhard Ziems:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K For the Fiscal Year Ended December 31, 2023

Item 15. Exhibits, Financial Statement Schedules
96.1, page 163

1.   Please revise subsequent technical report summaries for the Curragh Mine Complex to include the entire discounted cash flow analysis to comply with Item 601(b)(96)(iii)(B)(19) of Regulation S-K. At a minimum this should include material assumptions including line items in tabular format for production, revenue, operating costs, royalties, taxes, and capital costs for each year for the life of the project.

          Additionally we note that you include disclosure on page 11 of the technical report summary explaining that inferred resources have been included in the LOM plan, however have a minimal impact on the net present value valuation. Please revise to remove the inferred resource from the LOM plan and economic analysis to comply with Item 1302(e)(6) of Regulation S-K.

Please include a draft of your proposed revisions with your response. To the extent that the removal of the inferred from the LOM plan and economic analysis is material to the overall report you should file a revised technical report summary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation